Filed by VG Acquisition Corp.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 23andMe, Inc.

Commission File No.: 001-39587

VG Acquisition Corp.

65 Bleecker Street, 6th Floor

New York, NY 10012

*** IMPORTANT REMINDER ****

Dear VG Acquisition Corp. Stockholder:

By now, you should have received your proxy materials for the 2021 Special Meeting of Stockholders of VG Acquisition Corp., which is scheduled to be held virtually, via live webcast, on June 10, 2021. You are receiving this reminder letter because your vote(s) were not yet processed at the time that this letter was sent. If you have already voted, we would like to thank you for your vote.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

Your vote is extremely important. PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter.

Your Board recommends that you vote “FOR” ALL proposals. Even if you plan on attending the virtual meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

****PLEASE VOTE TODAY****

Thank you for your investment in VG Acquisition Corp. and for taking the time to vote your shares.

Sincerely,

Evan Lovell

CFO, VG Acquisition Corp.